Exhibit 99.1

King Wai Insurance Selects Sapiens P&C Suite

KWI aims to leverage Sapiens IDITSuite for Property & Casualty to become the top digital insurer in Thailand

Holon, Israel – May 2, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of software solutions for the insurance industry, announced today that King Wai Insurance (KWI) – a major provider of business, personal and professional insurance solutions – has selected Sapiens IDITSuite for Property & Casualty. Following the acquisition of QBE Insurance Thailand, KWI is focused on becoming a leading insurance provider in Thailand by replacing its outdated legacy core system with the Sapiens IDITSuite.

“The insurance industry is undergoing a dramatic technological transformation and we selected Sapiens’ innovative suite to bring us into the digital age and become a leading insurance provider in Thailand,” said Antonio Chan, chairman of KWI. “Replacing an outdated system will help us to accelerate growth, diversify our product offerings and increase distribution channels for our customers. We are very pleased with our choice to partner with Sapiens for both our personal and commercial lines of business.”

Sapiens IDITSuite for Property & Casualty was selected by KWI as its core platform after rigorous evaluations and bids from various core vendors. The innovative solution was selected for its ability to support the launch of both personal and commercial product lines, and omni-channel capabilities that will help establish KWI as a trusted digital insurance brand in the Thai market.

Tech Mahindra will lead the implementation efforts for Sapiens IDITSuite, the financial accounting system and IT infrastructure in Thailand. Tech Mahindra is a leading provider of digital transformation, consulting and business re-engineering services and solutions, and was ranked in the top 15 of Forbes’ Digital 100 list.

“We are thrilled to continue our expansion in Thailand with KWI and expect the implementation of our technology to positively impact the industry,” said Roni Al-Dor, Sapiens’ president and CEO. “Our solutions will support KWI’s digital journey to provide a superior policy administration, billing and claims experience to its customers.”

Sapiens IDITSuite for Property & Casualty is a component-based platform. This pre-integrated, fully digital suite was designed with growth and change in mind, and offers a flexible, user-friendly workflow interface. Sapiens’ core systems are expected to speed time to market via flexible product configuration and business rules engines, provide a superior claims experience for KWI customers and optimize operational costs for the KWI team.

About King Wai Insurance Public Company Limited (KWI)

King Wai Insurance Public Company Limited is a wholly-owned subsidiary of King Wai Group, a leading business conglomerate based in Hong Kong (founded by Dr. King Wai Chan). King Wai Group acquired 98.24% of the shares in QBE Insurance (Thailand) Public Company Limited on May 16, 2018. Following the transaction completion, the company has changed its name to “King Wai Insurance Public Company Limited.” For more information: www.kwgi.co.th/EN/home.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com